Exhibit 12.1

Cott Corporation

Ratio of Earnings to Fixed Charges (1)

(in millions of US dollars except for ratios)

	1/3/2015	12/28/2013	12/29/2012	12/31/2011	1/1/2011
Earnings (losses):
Net income (loss) before taxes	(45.0)	23.8	57.3	41.0	78.4
Add: Combined fixed charges	46.6	59.2	62.5	65.9	43.9
Less: Net income-noncontrolling interests	5.6	5.0	4.5	3.6	5.1

Earnings as defined	(4.0)	78.0	115.3	103.3	117.2

Fixed Charges:
Interest and amortization expense	39.8	52.1	54.6	57.3	37.1
Estimated interest component of rent	6.8	7.1	7.9	8.6	6.8

Total fixed charges	46.6	59.2	62.5	65.9	43.9
Deficiency of earnings available to cover fixed charges	50.6	—	—	—	—

Ratio of earnings to fixed charges	—	1.3	1.8	1.6	2.7

(1)	For purposes of computing these ratios of earnings to fixed charges, fixed charges consist of interest expense and an estimated interest component of rent. Earnings consist of net (loss) earnings applicable to common stock shareholders before income taxes plus combined fixed charges, less net income attributable to non-controlling interests in subsidiaries who did not incur combined fixed charges.